June 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Bednarowski

Re:	Greenidge Generation Holdings Inc. Application for Qualification of Indenture under the Trust Indenture Act of 1939 on Form T-3 Filed June 18, 2025 File No. 022-29127

Dear Ms. Bednarowski:

We refer to the Application for Qualification of Indenture under the Trust Indenture Act of 1939 on Form T-3 (File No. 022-29127) of Greenidge Generation Holdings Inc. (the “Company”) filed with the Securities and Exchange Commission on June 18, 2025 (the “Form T-3”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the indenture governing the 10.00% Senior Notes due 2030 to be issued by the Company.

In accordance with Section 307(c) of the Act, the Company hereby respectfully requests the acceleration of the effectiveness of the above referenced Form T-3 so that it may become effective at or prior to 4:00 p.m., Eastern time, on Wednesday, July 2, 2025, or as soon as practicable thereafter.

Please contact Kenneth M. Silverman of Olshan Frome Wolosky LLP at (212) 451-2327 as soon as the Form T-3 has been declared effective, or if you have any questions regarding this matter.

Very truly yours,

/s/ Christian Mulvihill

Christian Mulvihill

Chief Financial Officer

Greenidge Generation Holdings Inc.

cc:	Jordan Kovler Kenneth M. Silverman, Esq.